January 25, 2016

Via EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Jennifer Gowetski

Special Counsel

Office of Real Estate and Commodities

Re:                             Interval Leisure Group, Inc.

Registration Statement on Form S-4

Filed December 16, 2015

File No. 333-208567

Dear Ms. Gowetski:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s comment letter to Interval Leisure Group, Inc. (“ILG”) dated January 14, 2016 with respect to ILG’s Registration Statement on Form S-4 (File No. 333-208567) (the “Form S-4”).

For the convenience of the Staff’s review, we have set forth below in bold the comments contained in the Staff’s comment letter, followed by ILG’s responses immediately after each comment.  The numbered paragraph below corresponds to the numbered comment in the Staff’s comment letter.  In addition, ILG is filing concurrently with this letter Amendment No. 1 to the Form S-4 (“Amendment No. 1”), which includes revisions to the Form S-4 in response to the Staff’s comments to the Form 10-12G of Vistana Signature Experiences, Inc.  Enclosed with this letter are marked copies of Amendment No.1 showing changes to the Form S-4 that was filed on December 16, 2015.

General

1.                                      As you know, we are reviewing the Form 10-12G pertaining to the spin-off of Vistana Signature Experiences, Inc. from Starwood Hotels & Resorts Worldwide, Inc. and have issued comments in connection with that review.  Please confirm that you will amend this registration statement, as appropriate, to reflect the responses to our comments on the Form 10-12G.

ILG hereby acknowledges and confirms that it will amend the Form S-4, as appropriate, to reflect the responses to the Staff’s comments on the above referenced Form 10-12G.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Michele Keusch (305-925-7065) or Michael Lubowitz (212-310-8566) or, if more convenient, contact us via email (michele.keusch@iilg.com or michael.lubowitz@weil.com).

Sincerely,
/s/ Michele L. Keusch
Michele L. Keusch
Associate General Counsel
Interval Leisure Group, Inc.
cc:	Michael Lubowitz
Weil, Gotshal & Manges LLP
Via E-mail